Exhibit 99.1

Tuniu Announces Appointment of New Directors

NANJING, China, February 9, 2021 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced that effective February 9, 2021, Mr. Jiangtao Liu and Mr. Shiwei Zhou were appointed as directors to the Company’s board of directors, replacing Mr. Shengli Hu and Mr. Tao Yang, who resigned from the board effective on the same date. Mr. Jiangtao Liu also replaced Mr. Shengli Hu as a member of the Company's compensation committee. The appointment of Mr. Liu is in connection with the closing of transactions contemplated under the Share Purchase Agreement between certain subsidiaries of both JD.com, Inc. and Caissa Sega Tourism Culture Development Group Co., Ltd. on November 20, 2020.

Mr. Jiangtao Liu joined Caissa Group in 2019 and currently serves as Chief Executive Officer of Caissa Group, and Chairman of the Board of Caissa Tourism (000796. SZ), an A-share company listed on the Shenzhen Stock Exchange. Prior to joining Caissa Group, Mr. Liu served as Vice Chairman of Secoo Group, Executive Director and Senior Vice President of Elion Resources Group and Vice Chairman of HNA Tourism Group Co. Mr. Liu received a bachelor's degree in engineering from Nanjing University of Aeronautics and Astronautics and is currently pursuing an EMBA degree in the PBC School of Finance at Tsinghua University.

Mr. Zhou currently serves as Vice President of Corporate Strategy & Investment at Trip.com (NASDAQ: TCOM), leading the Company’s strategic M&A activity and investments. Mr. Zhou joined Trip.com in November 2015 as the head of its investor relations department. Before joining Trip.com, Mr. Zhou worked in equity research on both the buy side and the sell side in the US, covering the technology, real estate, and hospitality sectors. Prior to that, he worked in a private investment fund, investing in US real estate assets. Mr. Zhou is a Certified Financial Analyst (CFA) and received an MBA degree from the University of Southern California, a Master of Science degree from Columbia University, and a Bachelor of Engineering degree from Tongji University.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com